SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






            IT'S A STEAL - RYANAIR TO PAY PASSENGERS GBP1.00

Ryanair, Europe's No.1 low fares airline, today (17th Nov. 03) announced a world's first for air travel, with an offer to PAY PASSENGERS GBP1.00 TO TRAVEL. Launching the unique offer today in London, Ryanair's Chief Executive, Michael O'Leary said:

"Ryanair has revolutionised air travel throughout Europe, by being the 1st airline to offer European consumers really low fares. We have moved the low fares revolution on with Every Seat, Every Flight offers, 1 million seats for GBP1.00, right up to giving away 2 Million seats for FREE!.

"Some people may have thought 'it can't get cheaper than free' - but it can, and today we launch a world's 1st - Not only are we offering FREE SEATS, but Ryanair will also PAY GBP1.00 OFF airport and Government charges too!

"This unique offer, which has availability on all routes and availability every day, goes on sale today and must end Midnight Thursday 20th November. The great news for passengers is that they can travel from Thursday 20th November through 20th December '03.

"This is a first and is our costliest ever fare promotion, confirming Ryanair is Europe's No.1 for not just low fares, No.1 for punctuality and customer service, but we're so crazy, we'll pay people to fly with us!

"We would urge consumers to be ONE OF THE FIRST TRAVELLERS EVER to be paid to fly and book these seats today at www.ryanair.com. - It's a steal!"

Ends             Monday 17th November 2003

For further information:
Paul Fitzsimmons - Ryanair         Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228             Tel: 00 353 1 4980 300

Booking period:book before midnight 20th November 2003.
Travel period:from 20th November 03 - 20th December 03
Availability:available on all route - available every day
Subject to availability, term and conditions apply.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  17 November, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director